Exhibit (a)(1)(P)

Letter to Eligible Partners in the United Kingdom

STARBUCKS CORPORATION

OFFER TO EXCHANGE
CERTAIN STOCK OPTIONS FOR
NEW STOCK OPTIONS
(“Exchange Offer”)

1 May 2009

To Eligible Partners in the U.K.:

The information provided in this letter supplements our response to Q4 of the Questions and Answers in the Offer to Exchange document (“Are there any differences between the new stock options and the eligible stock options that may be surrendered in the Exchange Offer?”).

If you choose to participate in the Exchange Offer and surrender eligible stock options, even if the eligible stock options that you surrender were granted under the Starbucks Corporation 2005 Long-Term Equity Incentive Plan: Rules of the U.K. Sub-Plan (the “U.K. Sub-Plan”) with the intention of qualifying for favorable U.K. income tax and national insurance contributions (“NICs”) treatment (“approved stock options”), your new stock options will not be granted under the U.K. Sub-Plan. Hence, the favorable income tax and NICs treatment mentioned above will not apply to the new stock options granted under the Starbucks Corporation Amended and Restated 2005 Long-Term Equity Incentive Plan (the “2005 Plan”) pursuant to the Exchange Offer. Your new stock options will be treated as unapproved stock options for U.K. tax and NICs purposes.

If you do not surrender any eligible stock options that were granted as approved stock options, the qualified status of the approved stock options should not be affected by the Exchange Offer. In general, any approved stock options that you choose not to surrender should retain their qualified status provided you do not exercise the stock options prior to the third anniversary of the date of grant. However, please note that neither Starbucks nor your local employer is under any obligation to ensure any particular income tax or NICs treatment with respect to any stock options that you may have been granted under the 2005 Plan, whether under the U.K. Sub-Plan or not.

If you have specific questions regarding your personal income tax or NICs consequences of choosing to participate in the Exchange Offer, we strongly urge you to consult a tax advisor before making any decision with respect to the Exchange Offer.

Sincerely,

Starbucks Corporation